April 15, 2008

Kenneth T. Coviello
Chief Executive Officer
Vycor Medical Inc.
80 Orville Drive, Suite 100
Bohemia, New York 11716

> **Re:** **Vycor Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2008**
> **File No. 333-149782**

Dear Mr.Coviello:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

2. We note your disclosure in the fourth paragraph. Given that there is no market for your securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation S-K Item 501(b)(3). Given your disclosure on page 10 that you will seek to have a market maker file an application with the NASD on your behalf to list the shares of our common stock on the NASD OTC Bulletin Board, we will

not object if you also disclose that selling shareholders will sell at prevailing market prices or privately negotiated prices after the shares are quoted on the OTC Bulleting Board. Please also revise your "Plan of Distribution" disclosure accordingly.

Cautionary Note Regarding Forward-Looking Statements, page ii

3.   The risk factors must immediately follow your prospectus summary or a one-page prospectus cover. Please relocate this information to a more appropriate section.

Prospectus Summary, page 1

4.   We note the use of defined terms in quotations and parentheticals in your summary, including VCAS, VBAS, FDA, EU, Regent, and Fountainhead. Please revise to avoid reliance on defined terms in your document.

5.   The disclosure in the summary should be a balanced presentation of your business.

- The identification of your first series of products is unclear. Please clearly identify the products including what function they perform.

- We note you state you are in the process of introducing your first series of products to the marketplace. Please describe the current status of the product development and identify the hurdles that remain before the products are to be sold commercially.

- We note you have disclosed some US and EU regulatory requirements regarding approvals required before you take your products to market. Please disclose the continuing regulatory requirements applicable to your products when they are brought to market.

6.   We note you have provided a discussion of European regulatory procedures and status. Please revise to provide additional disclosure so that this information is provided in context. For example, investors may not be aware of the meanings of CE Marking or the relevance of different classes of medical devices.

Background, page 2

7.   In an appropriate part of your prospectus, please disclose when the 2nd of the two tranches will be paid by each of Regent Private Capital and Fountainhead Capital Partners.

Risk Factors, page 4

8. Please tell us whether you plan to register you securities under Section 12 of the Exchange Act. If you do not, please add a risk factor to explain the effects of the automatic suspension under Section 15(d) and the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Risks Related to Our Business, page 5

9. Please add appropriate risk factors discussing risks relating to your products, including medical liability risks and regulatory risks.

We cannot be certain that we will obtain patents…, page 5

10. We note your disclosure regarding seeking a patent opinion and patent insurance. Please tell us why you believe this mitigating information is appropriate in this risk factor, as you have not received either protection at this time.

We are dependent on a key vendor to manufacture our products, page 6

11. Please clarify whether you have any written agreement with Lacey for services other than the manufacturing services which you are currently negotiating. We note you have engaged them to provide you engineering and logistical support and they appear to have provided you with services to date. Please clarify the terms and status of the $185,000 owed to Lacey. For example, are they charging interest or have they stopped providing you other services? Do they have a claim on any products or services provided to you?

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14.

Overview, page 14

12. You indicate that you are planning to launch the VBAS product in the second quarter of 2008. Please update the status of such launch.

Comparison of Year Ended December 31, 2007 to the Year Ended December 31, 2006

Revenue, page 18

13. Please revise the discussion to specifically identify the products you sold which resulted in the revenues recorded in 2007.

Interest Income (Expense), page 18

14.   Please revise the discussion to clarify the nature of the interest expense recorded in 2007. Please be specific about the loans and debt associated with the increased expense.

Liquidity, page 19

15.   To the extent you or your predecessor was a party to the Assignment of Rights under Warrant and Under Option Agreement between Fountainhead and Regent, please file such document as an exhibit. Also, it is unclear if the assignment agreement assigned the warrant referenced in section 3(g) of the Option Agreement, the separate warrant issuable for 50.22 membership units of Vycor Medical, LLC, or both. Please clarify throughout your prospectus.

Going Concern, page 20

16.   FRC 607.02 and Item 303(a) of Regulation S-K require that in situations where the registrant's liquidity is decreasing in a material way, the registrant should provide detailed cash flow discussions when the independent accountant's report is qualified because of doubt about the entity's continued existence. Thereafter, this discussion would be updated as necessary on a quarterly basis. Please disclose the capital amounts raised after the most recent reporting period to support your continued ability to operate for the next five months and disclose in this section and in the Going Concern section of Note 1 to the audited financial statements your detailed viable plan to continue though the next 12 months.

Corporate History, page 21

17.   Here, or in another appropriate location of your document, please provide a discussion of the terms of your conversion from an LLC to a corporation, including the reasons for such conversion. Include in this discussion how the equity holders in the LLC were treated in the conversion. Disclose the conversion ratio used to convert membership units of Vycor Medical, LLC issuable upon conversion of its convertible debenture and exercise of its warrants. Also include in your disclosure an explanation of how the amounts set forth in section 4 of the Vycor Medical, LLC convertible debenture issued to Fountainhead and section 3(g) of the Option Agreement between Vycor Medical, LLC and Fountainhead were converted into that number of shares of your common stock and those exercise prices identified on page 46 and 47 of your prospectus. Please tell us whether and how such conversions were memorialized and if applicable, please file such documents as exhibits.

Our Medical and Strategic Advisors, page 21

18.   When you identify each of your medical and strategic advisors, please disclose
        the services each provides to your company and how you compensate each of
        them. For example, do you have consulting agreements with Dr. Oppido, Mr.
        Girgenti and Mr. Magida?

19.   Please file as exhibits the consulting agreements with your medical and strategic
        advisors.

Our Products, page 23

20.   We note your extensive description of your product's benefits. Please provide
        independent objective support for such statements. Also, please balance your
        disclosure to discuss some of the shortcomings of your products as compared to
        existing treatments.

Manufacture, page 29

21.   Please clarify what you mean when you state that "Lacey has completed the
        design, fabrication and testing of three VBAS product models (of eight in total)."
        Why have they only done only three of eight? Do you have other parties
        providing similar services?

Market Analysis, page 29

22.   With regard to the data you cite in your prospectus, please tell us:
        - how you confirmed that the data reflects the most recent available
          information,
        - whether the data is publicly available,
        - whether you paid for the compilation of the data,
        - whether the data was prepared for use in the registration statement, and
        - whether the authors of the data consented to your use of it in the registration
          statement.

        If you were affiliated with the preparation of the data, please ensure that your
        disclosure clearly indicates the nature of all such affiliations.

Competition, page 30

23.   Please provide independent objective support for your statements in this section
        about your product and its competition.

24.   We note your statement about your product's capability for use with
        computerized neuron-navigational "IGS" systems. We note your risk factor at the

end of page 6 which appears to state that you do not yet have the adapter to allow your product to be used with navigation systems. Please revise or advise.

Intellectual Property, page 31

25.   Please provide a discussion of your material licenses. We note the license assignment from Dr. Mangiardi to the Sawmill Trust and subsequently to you as disclosed on page 23. Also, please tell us why you have not filed the license or assignment agreements as exhibits.

Government Regulations, page 31

26.   Please expand your disclosure to provide investors with an understanding of FDA and EU regulatory regulations that would affect your company and its products. Please include in this disclosure a discussion of the regulatory requirements for bringing your product to market as well as regulations that are applicable to your company and products after you have introduced products to market.

Properties, page 32

27.   We note your lease has expired. Please update your disclosure to provide the current status of your leased properties. Also, please file the lease agreement as an exhibit.

Security Ownership of Certain Beneficial Owners and Management, page 37

28.   Please identify the individuals with beneficial ownership over the shares held by the entities identified in this table.

29.   Please explain why Sawmill Trust, as holder of the same number of shares held by each of your CEO and President, has a different percentage in the percent of class column of your table.

30.   You indicate in the table that "All executive officers and directors as a group" hold 15,353,763 shares, yet the table only lists Mr. Coviello and Ms. Jensen as holding any shares of your common stock. Please indicate who holds the additional 5,117,922 shares. Also indicate why such shares only represent 46.878% of your common stock outstanding.

31.   Please revise your table to comply with Instruction 1 to Item 403 of Regulation S-K. In addition, you have included two footnotes to the table but the table only references footnote 1. Please revise. Also provide us the calculations pursuant to which you determined the percentages listed in the last column of the table.

32.   Based on the disclosure provided on pages 33 and 34, it appears that Fountainhead beneficially owns more shares than indicated in your table. Please

reconcile the information provided on pages 33 and 34 with the beneficial ownership table. With a view towards disclosure, provide us with your calculations showing how Fountainhead's beneficial ownership was calculated and the sources of such shares. In addition, the information provided on pages 33 and 34 does not match the information provided on page II-4. Please reconcile and be sure to provide consistent share data throughout the registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 38

33.   Please provide complete disclosure of your executive's business experience including all time periods. For example, please disclose the periods of Mr. Coviello's service with other medical device companies such as Lumex and Graham Field. Please see Item 401(e) of Regulation S-K.

34.   Please disclose the current directorships of publicly traded companies of your officers and directors. For example, we note your description of Mr. Diener's service with publicly traded companies does not disclose the dates of those services, nor does it identify the Nasdaq listed telecommunications company.

35.   Please disclose when Mr. Coviello became CEO and an officer of Hearing Innovations.

Certain Relationships and Related Transactions, page 42

36.   We note your disclosure in Note 2 on Page F-8 regarding a note payable to a stockholder. Please provide the disclosure required by Item 404(d) of Regulation S-K.

37.   Provide the information required by Item 404(d) with respect to the acquisition of shares of your common stock by the Sawmill Trust and the Sawmill Trust's assignment to you of rights to the VBAS and VCAS.

Selling Stockholders, page 42

38.   Please identify the individuals with beneficial ownership over the shares held by the entities identified in this table.

39.   We note you have listed 5,894,322 shares of common stock to be resold by the selling stockholders, yet you are seeking to register only 5,894,317 shares in the fee table, and the first sentence under the heading "The Offering" page 1 of the registration statement indicates you are offering 5,631,159 shares of common stock. In addition, the same sentence on page 1 also indicates you are registering 5,593,104 shares of common stock underlying convertible securities, yet your fee table indicates you are registering 5,645,210. Please revise or advise.

40.   Section 5 of the Securities Act generally prohibits registration of securities for resale before the initial private sale of those securities is complete. It appears that you are attempting to register for resale 523,747 shares of common stock to be issued to the Concordia group in the event the Concordia Group provides further consultancy services in relation to further investments. To the extent such services were not performed and such shares were not issued prior to the filing of this resale registration statement, you may not include such shares on the current registration statement.

41.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

42.   With a view towards disclosure, please tell us how the selling shareholders acquired the stock they are selling in this offering including the price paid. Where services were received in exchange for the selling stockholders stock, please include a description of the services rendered. Where shares were acquired resulting from the conversion of membership units of Vycor Medical, LLC, please describe how such conversion was consummated and share numbers were calculated.

43.   Please revise this table to provide all of the information required by Item 507 of Regulation S-K. It is unclear from the headings in the first two columns of this table whether such columns are stating the number of shares of common stock held by each selling stockholder prior to the offering, as required by Item 507 of Regulation S-K, or whether they instead are listing only those shares held and offered pursuant to the prospectus. For example, how would David Salomon hold 250,000 shares of common stock prior to the offering yet hold 1,111,111 shares following the offering?

44.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

45.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

46.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

  - the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

    - if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

    - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

  - the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

  - the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

47. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the

market rate per share on the date of the sale of that other security and
determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities
(assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares,
calculated by using the market price per share on the date of the sale of
that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price
of the total number of shares underlying that other security calculated by
using the conversion price on the date of the sale of that other security and
the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of
that other security, calculated by subtracting the total conversion/exercise
price on the date of the sale of that other security from the combined
market price of the total number of underlying shares on that date.

48.   Please provide us, with a view toward disclosure in the prospectus, with tabular
disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes
transaction;

- all payments that have been made or that may be required to be made by the
issuer that are disclosed in response to comment 45;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion
discounts regarding the securities underlying the convertible notes and any
other warrants, options, notes, or other securities of the issuer that are held by
the selling shareholders or any affiliates of the selling shareholders that is
disclosed in response to comment 46 and comment 47.

Further, please provide us, with a view toward disclosure in the prospectus, with
disclosure – as a percentage – of the total amount of all possible payments as
disclosed in response to comment 45 and the total possible discount to the market
price of the shares underlying the convertible notes as disclosed in response to
comment 46 divided by the net proceeds to the issuer from the sale of the

convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

49. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

50. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make any required payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

51.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

52.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Plan of Distribution, page 45

53.   Please tell us how you intend to pay for the fees and expenses incident to the registration of the shares being offered under this prospectus which you estimate to be $87,087 when at December 31, 2007 you only had $15,739 cash on hand.

Financial Statements, page F-1 to F-6

54.   Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Independent Auditors' Report, page F-2

55.   Please revise the filing to include financial statements that were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Refer to PCAOB Auditing Standard No. 1, SEC Release 34-49707 and Rule 2-02 of Regulation S-X.

56.   We note that your auditor's report was filed without a signature. Please revise your filing to include a signed audit report. Refer to Item 302 of Regulation S-T which provides guidance on signatures in electronic filings.

Balance Sheet, page F-3

57.   We note that you have reported organization costs on your balance sheet at December 31, 2007. We note that paragraph 12 of SOP 98-5 requires costs of start-up activities, including organization costs, should be expensed as incurred. Please revise your financial statements to comply or tell why the guidance is not applicable.

Statement of Stockholder's Deficiency, page F-5

58.   Please revise the statement to reflect all changes in equity from date of inception (June 5, 2005) through the date of the latest balance sheet presented, as required by paragraph 11 of SFAS 7.

Note 1. Significant Accounting Policies, page F-7

59.   We note the discussion of several patent applications in process on page 17. Please revise this note to disclose how you account for the costs relating to patents. If you expense these costs, please disclose where you present the amounts in your statement of operations, and if material, disclose the amounts recorded in each period.

60.   We note from the statements of cash flows that you acquired patents in each reported period. Please include a note to the financial statements describing the patents you acquired, their cost, and the method and periods of amortization. In

addition, disclose your impairment policy for these and any other intangible assets. Refer to paragraphs 44 and 45 of SFAS 142.

Use of Estimates in the Preparation of Financial Statements, page F-7

61.	Please revise this note to disclose your policies for recognizing revenue. Disclose how your policy complies with the criteria outlined in SAB Topic 13(a).

62.	We note the discussion on page 27 relating to your educational and marketing strategies. Please tell us and revise this note to disclose how you will account for educational expenses incurred in marketing your product. Specifically address expense recognition aspects of the accounting.

63.	Please revise this note to disclose how you account for the costs relating to the website asset on your balance sheet, specifically addressing the capitalization and expensing policies. Refer to paragraphs 4-8 of EITF 00-2.

Note 3. Long-Term Debt, page F-8

64.	Please address the following relating to your long-term debt.

   - Revise the note to clearly disclose the significant terms of each debt instrument or groups of like instruments outstanding at each balance sheet date. Clearly disclose the interest rate, maturity dates, any conversion terms, call options and any damages you may have to pay relating to the debt instrument.

   - Tell us and revise the note to disclose how you accounted for the each debt instrument at issuance, including the allocation of proceeds between the debt and any warrants or other features requiring bifurcation pursuant to SFAS 133.

   - Tell us and revise the note to disclose the amounts and your accounting for any debt discounts, beneficial conversion features, or embedded derivatives identified.

   Refer to APB 14, SFAS 133, SFAS 150 and EITF 00-19.

Note 4: Warrants, page F-8

65.	Please revise the note to describe the transactions where you granted warrants. Disclose how you accounted for the warrants, the value you assigned to the warrants, how you determined that value and whether they were recorded a liabilities or equity.

66.   Revise this note or include a separate note to the financial statements to provide similar information relating to your stock option grants in each period. Provide any disclosures required by SFAS 123(R).

Recent Sales of Unregistered Securities, page II-2

67.   Please revise this section so that it reconciles with the information provided throughout your prospectus. For example, your disclosure of the number of shares issuable upon conversion of the debentures issued on February 15, 2008 does not reconcile with similar disclosure on page 33. As another example, this section does not include disclosure regarding the December 14, 2006 bridge loan debenture issued to Fountainhead.

Undertakings, page II-5

68.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings. Also eliminate all references to Regulation S-B and its item requirements as you are required to comply with Regulation S-K. In addition, delete the undertaking under the caption "(C) Undertakings Required by Regulation S-B, Item 512(f)" as you are not incorporating subsequent Exchange Act documents by reference.

Signatures, page II-8

69.   Please do not change the text that Form S-1 requires on the Signatures page.

Exhibit 5.1

70.   Please obtain a revise opinion of counsel that specifically refers to the registration statement by its file number.

Exhibit 23.1

71.   Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at 202-551-3327 or in his absence, Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: (via fax)   Benjamin Tan, Esq.